UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

July 9, 2023

FREEDOM ACQUISITION I CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40117	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Wall Street, 20th Floor New York, NY	10005
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 618-1798

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	FACT	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FACT WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	FACT.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Consent to Business Combination Agreement

On July 9, 2023, Freedom Acquisition I Corp., a Cayman Islands exempted company (“Freedom”), Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation), a Delaware corporation (“Complete Solaria”), CS Solis LLC, a Delaware limited liability company (“CS Solis”) and CRSEF Solis Holdings, L.L.C., a Delaware limited liability company (“CRSEF”), entered into a Consent to Business Combination Agreement (the “CRSEF Amendment”) in connection with the previously disclosed Amended and Restated Business Combination Agreement, dated May 26, 2023, among Freedom, Jupiter Merger Sub I Corp., a Delaware corporation and wholly-owned subsidiary of Freedom, Jupiter Merger Sub II LLC, a Delaware limited liability company and wholly-owned subsidiary of Freedom, Complete Solaria and The Solaria Corporation, a Delaware corporation, pursuant to which Freedom and Complete Solaria plan to consummate a business combination and the transactions contemplated therein (the “Business Combination”).

Pursuant to the CRSEF Amendment, CRSEF provided its conditional consent to the Business Combination, subject to the satisfaction of certain conditions, which include, among other things: (i) to the extent at least $30,000,000 in funds are available at the closing of the Business Combination in connection with (a) any issuance by Freedom of equity securities in a private placement (including any Freedom PIPE investment) and (b) the balance held in the trust account established in connection with Freedom’s initial public offering after giving effect to Freedom’s public shareholder redemptions (collectively and without duplication, such value the “deSPAC Proceeds”), CS Solis’s full, final and indefeasible payment to CRSEF, and CRSEF’s receipt (as confirmed by CRSEF in writing), of cash in an amount equal to the lesser of (1) $5,000,000 and (2) the difference between the amount of deSPAC Proceeds and $30,000,000, and (ii) a future payment obligation shall have been established for the benefit of CRSEF whereby all of the following has occurred as of closing of the Business Combination: (a) CS Solis has deposited not less than $10,000,000 into a third-party escrow account held by a commercial bank satisfactory to CRSEF and (b) the parties have entered into an escrow agreement providing for release of such $10,000,000 to CRSEF upon certain events described therein. In addition, pursuant to the CRSEF Amendment, Complete Solaria and CS Solis agreed to certain restrictive covenants, including revenue, backlog and minimum cash requirements. As of the date of this Current Report on Form 8-K, Complete Solaria remains in compliance with all such applicable covenants pursuant to the CRSEF Amendment.

The foregoing description of the CRSEF Amendment, and the transactions and documents contemplated thereby (including, without limitation, any exhibits thereto), is not complete and is subject to and qualified in its entirety by reference to the full text of the CRSEF Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1.

Item 8.01.	Other Events.

Press Release

On July 10, 2023, Freedom issued a press release announcing, among other things, the CRSEF Amendment.

The press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Supplement to the Proxy Statement/Prospectus

On July 10, 2023, Freedom filed a supplement (the “Proxy Statement/Prospectus Supplement”) to the Proxy Statement/Prospectus, which provides information about the CRSEF Amendment.

A copy of the Proxy Statement/Prospectus Supplement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Important Information and Where to Find It

This Current Report on Form 8-K may contain information relating to a proposed business combination between Freedom and Complete Solaria. In connection with the proposed transaction, Freedom has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on June 30, 2023 and which includes a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. The proxy statement/prospectus will be mailed to shareholders as of the record date established for voting on the proposed business combination between Freedom and Complete Solaria. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Freedom’s shareholders in connection with the proposed transaction between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the proxy statement/prospectus pertaining to the proposed transaction at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This Current Report on Form 8-K may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transaction. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Consent to Business Combination Agreement, dated July 9, 2023.

99.1	Press Release, dated July 10, 2023.

99.2	Proxy Statement/Prospectus Supplement, dated July 10, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREEDOM ACQUISITION I CORP.

Date: July 10, 2023	By:	/s/ Adam Gishen
	Name:	Adam Gishen
	Title:	Chief Executive Officer

Exhibit 10.1

Execution Version

CONSENT TO BUSINESS COMBINATION AGREEMENT

This Consent to Business Combination Agreement (the “Consent”) is entered into as of July 9, 2023, by and among Freedom Acquisition I Corp., a Cayman Islands exempted company limited by shares (“Acquiror”), Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation) (“Complete Solar”), CS Solis LLC (“CS Solis”) and CRSEF Solis Holdings, L.L.C. (“CRSEF”).

WHEREAS, Complete Solar and CRSEF are parties to that certain (i) Designated Board Observer Agreement, dated as of February 14, 2022 (the “Carlyle Board Observer Agreement”) and (ii) Company Stock Purchase Warrant, issued February 14, 2022, together with Warrant No. 1 issued thereunder (the “Carlyle Warrant Agreement”);

WHEREAS, CRSEF, among others, is a party to that certain Amended and Restated Limited Liability Company Agreement of CS Solis, dated as of February 14, 2022 (the “LLCA”);

CRSEF has made aggregate capital contributions to CS Solis in the amount of $25,600,000 (such amount, as increased for amounts described in clause (b) of the definition of “Net Investment Amount” in the LLCA, the “Revised Net Investment Amount”);

WHEREAS, on May 26, 2023, Complete Solar entered into a definitive Amended and Restated Business Combination Agreement (“Agreement”) with Acquiror, among other parties, pursuant to which Complete Solar, Acquiror and such other parties will consummate a business combination (the “Business Combination”) and the other transactions contemplated therein (collectively, the “Transaction”) as a result of which Complete Solar will become a wholly owned subsidiary of Acquiror, which in turn shall be publicly listed on the NASDAQ. Subject to the satisfaction of certain customary closing conditions and approvals set forth in the Agreement, the parties anticipate that the time of the closing of the Business Combination (the “Closing Time”) will occur on or about July 14th, 2023;

WHEREAS, pursuant to the Carlyle Board Observer Agreement, Carlyle Warrant Agreement and LLCA, CRSEF’s consent is required for the consummation of the Transaction; and

WHEREAS, Complete Solar (in its capacity as Manager (under and as defined in the LLCA)) and CRSEF agree (a) that this Consent will serve as an amendment to the LLCA and (b) to provide CSREF the right to cause a revaluation of the relevant capital accounts of the members of CS Solis to reflect the amended economic entitlements of such members contemplated hereby.

NOW, THEREFORE, based on the promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Complete Solar, CS Solis and CRSEF hereby agree as follows:

1. Conditional Consent. Conditioned on, subject to, and only after, the prior (or contemporaneous) satisfaction (or waiver by CRSEF in writing in its sole discretion) of all of the Consent Conditions (in each case in form and substance satisfactory to CRSEF in its sole discretion) on or before the earlier of (x) the Closing Time and (y) August 31, 2023 (such earlier date, the “Condition Satisfaction Deadline”), CRSEF (i) acknowledges, agrees and consents to Complete Solar’s entry into the Agreement and the other documents contemplated thereby and, effective upon the Closing Time, agrees and consents to the consummation of the Transaction by Complete Solar, including the performance by Complete Solar of its obligations and agreements thereunder or other actions taken in connection therewith; (ii) forever waives any right to notice of the Transaction it may have under the Carlyle Board Observer Agreement, Carlyle Warrant Agreement and LLCA; and (iii) forever waives any event of default, right to terminate or right to exercise any other remedy under the LLCA to the extent solely triggered by the Transaction or right to object to the Transaction; in each case (i)-(iii), to the extent the foregoing may be required under the

Carlyle Board Observer Agreement, Carlyle Warrant Agreement or LLCA. To the extent all of the Consent Conditions are not satisfied (or expressly waived in writing by CRSEF) on or before the Condition Satisfaction Deadline, the provisions of this Section 1 shall be void, unenforceable and of no force and effect and CRSEF shall not be deemed to have provided any acknowledgment, agreement, consent, waiver or other agreement hereunder. The term “Consent Conditions” means all of the following:

a.

to the extent at least $30,000,000 in funds are available at the Closing Time in connection with (i) any issuance by the Acquiror of equity securities in a private placement (including any Acquiror PIPE Investment (as defined in the Agreement)) and (ii) the balance held in the Trust Account (as defined in the Agreement) after giving effect to Acquiror Share Redemptions (as defined in the Agreement) (collectively and without duplication, such value the “deSPAC Proceeds”), CS Solis’s full, final and indefeasible payment to CRSEF, and CRSEF’s receipt (as confirmed by CRSEF in writing), of cash in an amount equal to the lesser of (I) $5,000,000 and (II) the difference between the amount of deSPAC Proceeds and $30,000,000, of which, notwithstanding anything to the contrary in the LLCA, (i) the first $500,000 shall constitute a reimbursement of certain of CRSEF’s expenses in accordance with Section 6.07(d)(ii) of the LLCA, and (ii) subject to Section 5, the remaining amounts shall be applied in accordance with Section 2(c)(i);

b.	a future payment obligation shall have been established for the benefit of CRSEF whereby all of the following has occurred as of the Closing Time:

i.	CS Solis has deposited not less than $10,000,000 (the “Deposit”) into a third-party escrow account held by a commercial bank satisfactory to CRSEF (the “Escrow Agent”); and

ii.

CS Solis, CRSEF and the Escrow Agent have entered into a definitive escrow agreement (the “Escrow Agreement”), which agreement will provide, inter-alia, that (A) if the Net Investment Amount (as such term is defined in the LLCA, the “Net Investment Amount”) has not been reduced to zero or CS Solis has not paid any amounts owed to CRSEF pursuant to Sections 6.07(b) and 6.08(c) of the LLCA on or before the ninetieth (90th) calendar day after the Closing Time, $5,000,000 of the Deposit shall be released to CRSEF without CS Solis’ consent and (I) pay any amounts that were not reimbursed under Section 1(a)(i) at the Closing Time, (II) once any such amounts have been fully reimbursed, reduce the Revised Net Investment Amount and Net Investment Amount in accordance with Section 2(c) below and (III) following such reduction, if such proceeds are not fully utilized, pay any amounts owed to CRSEF pursuant to Sections 6.07(b) and 6.08(c) of the LLCA; (B) if the Net Investment Amount has not been reduced to zero or CS Solis has not paid any amounts owed to CRSEF pursuant to Sections 6.07(b) and 6.08(c) of the LLCA on or before the one hundred eightieth (180th) calendar day after the Closing Time, the balance of the Deposit, if any, shall be released to CRSEF without CS Solis’ consent and (I) reduce the Revised Net Investment Amount and Net Investment Amount in accordance with Section 2(c) below and (II) following such reduction, if such proceeds are not fully utilized, pay any amounts owed to CRSEF pursuant to Sections 6.07(b) and 6.08(c) of the LLCA; (C) upon the occurrence of a Material Breach under and as defined in the LLCA, the balance of the Deposit shall be released to CRSEF without CS Solis’ consent and (I) reduce the Revised Net Investment Amount and Net Investment Amount by 100/130 of such amount of the Deposit and (II) following such reduction, if such proceeds are not fully utilized, pay any amounts owed to CRSEF pursuant to Sections 6.07(b) and 6.08(c) of the LLCA; (D) after Complete Solar has reduced the Net Investment Amount to zero and paid all other amounts owed to CRSEF pursuant to the LLCA, the remaining balance of the Deposit, if any, will be released to Complete Solar; (E) CS Solis shall be solely responsible for all expenses and fees payable to the Escrow Agent under the Escrow Agreement; and (F) any interest accrued on the Deposit while it is held in the account under the Escrow Agreement shall be distributed to CRSEF or CS Solis, as applicable, in connection with the release of the Deposit under the Escrow Agreement;

c.

the delivery to CRSEF, by the Acquiror, of the final sources and uses document showing the payments to be made at the closing of the Business Combination and Transaction, which final sources and uses document shall show (i) the payment of cash to CRSEF as required under Section 1(a) and (ii) the funding of the Deposit to the third party escrow account pursuant to the Escrow Agreement as required under Section 1(b)(i);

d.	the execution and delivery to CRSEF, by Complete Solar and the Acquiror, of an amendment and restatement of the Carlyle Warrant Agreement in the form of attached Exhibit A; and

e.	the execution and delivery to CRSEF, by the Acquiror, of a guaranty of certain of CS Solis’ obligations under the LLCA in the form of attached Exhibit B (the “Guaranty”).

2. Certain Covenants. Acquiror, Complete Solar and CS Solis hereby covenant and agree that, notwithstanding anything to the contrary in the LLCA:

a.	from and after the date hereof:

i.

prior to the Closing Time, Complete Solar, in its capacity as “Manager” under the LLCA, shall, with the prior written consent of CRSEF, appoint one officer of CS Solis that shall hold the title of President (the “Complete Officer”);

ii.	the Complete Officer shall have all customary rights and authorities that are substantially similar to those of any officers of Acquiror or any of its other subsidiaries; and

iii.

the Complete Officer may be removed and replaced (or a replacement thereof upon a vacancy for any reason shall be appointed by Complete Solar in its capacity as Manager) solely with the prior written consent of CRSEF;

b.

notwithstanding anything to the contrary in Section 5.01 of the LLCA, and provided that (x) the Net Investment Amount is greater than zero on the applicable Quarterly Date and (y) for the avoidance of doubt, any payments of Quarterly Dividends shall not constitute a reduction to the Revised Net Investment Amount under this Consent, (i) at least 25% of the first Quarterly Dividend after the Closing Time shall be paid in cash by CS Solis; (ii) at least 50% of the second Quarterly Dividend after the Closing Time shall be paid in cash by CS Solis; (iii) at least 75% of the third Quarterly Dividend after the Closing Time shall be paid in cash by CS Solis; and (iv) 100% of the fourth Quarterly Dividend after the Closing Time (and each Quarterly Dividend thereafter) shall be paid in cash by CS Solis;

c.

if the Consent Conditions have been satisfied (or waived in accordance with this Consent) by the Condition Satisfaction Deadline, once the Revised Net Investment Amount has been reduced to zero, the Net Investment Amount shall be deemed to be zero, and the Revised Net Investment Amount and Net Investment Amount shall be reduced as follows (with the following provisions taking precedence over the application of clause (f) of the definition of “Net Investment Amount” in the LLCA to the extent implicated hereby):

i.	subject to Section 5 below, the Revised Net Investment Amount and Net Investment Amount will be reduced by 100/116 of the payment received under Section 1(a)(ii) of this Consent;

ii.

subject to Section 5 below, the Revised Net Investment Amount and Net Investment Amount will be reduced by 100/120 of all amounts of the Deposit not applied in accordance with Section 1(b)(ii)(I) and actually received by CRSEF pursuant to the Escrow Agreement before the date that is ninety (90) days after the Closing Time;

iii.

subject to Section 5 below, the Revised Net Investment Amount and Net Investment Amount will be reduced by 100/125 of all amounts of the Deposit not applied in accordance with Section 1(b)(ii)(I) and actually received by CRSEF pursuant to the Escrow Agreement from and after the date that is ninety (90) days after the Closing Time until the date that is one hundred eighty (180) days after the Closing Time;

iv.

from the Closing Time until the date that is one year after the Closing Time, except for payments described in Sections 2(c)(i), (2)(c)(ii) or 2(c)(iii), the Revised Net Investment Amount and Net Investment Amount will be reduced by 100/130 of all Net Investment Amount Reduction Payments actually received by CRSEF; and

v.

from and after the date that is one year after the Closing Time, the Revised Net Investment Amount and Net Investment Amount will be reduced by 100/140 of all Net Investment Amount Reduction Payments actually received by CRSEF;

provided, that notwithstanding anything to the contrary herein or in the LLCA, if, as of any date, (x) the amount required to reduce the Net Investment Amount to zero is less than (y) the amount required to reduce the Revised Net Investment Amount to zero, then (A) the Net Investment Amount shall be deemed equal to (B) the amount required to reduce the Revised Net Investment Amount to zero as of such date.

d.

absent the prior written consent of CRSEF, none of Acquiror, Complete Solar or CS Solis shall, nor shall any such person permit any of their respective Subsidiaries (as such term is defined in the LLCA) to:

i.

incur any indebtedness (other than for the purpose of immediate payment to CRSEF of amounts sufficient to reduce the Net Investment Amount to zero and pay all other amounts owed to CRSEF pursuant to the LLCA);

ii.

issue any equity (other than (x) in the case of Acquiror, any publicly traded equity securities in the Acquiror or (y) for the purpose of immediate payment to CRSEF of amounts sufficient to reduce the Net Investment Amount to zero and pay all other amounts owed to CRSEF pursuant to the LLCA);

iii.	repay indebtedness for borrowed money owed to any person other than CRSEF; or

iv.	make payments or distributions of cash, cash equivalents, equity or other property to its equityholders (other than CRSEF);

v.	sell all or substantially all of its assets or merge or consolidate with any Person; or

vi.	Agree to do any of the foregoing;

e.

if the Consent Conditions have been satisfied (or waived in accordance with this Consent) by the Condition Satisfaction Deadline, from and after the Closing Time, the following modifications of the LLCA shall be deemed effective, which modifications CRSEF agrees to:

i.

in lieu of existing Section 6.09(c) of the LLCA, Section 6.09(c) of the LLCA shall read: Cause the Company to: (i) maintain on each Test Date when the Company’s Net Revenue for the twelve (12) month period ended on such Test Date is less than $150,000,000, a Contract Revenue Backlog of at least $25,000,000; and (ii) maintain on each Test Date a cash balance, in one or more accounts (including any escrow accounts) maintained by the Company or its Subsidiaries, of no less than $4,000,000;

ii.

in lieu of existing Section 6.09(d) of the LLCA, Section 6.09(d) of the LLCA shall read: Not permit the Company or any of its Subsidiaries to: (i) permit, as of any Test Date, the average time between the sale of each Rooftop Solar Facility sold to a customer during the twelve (12) month period ending on such Test Date and the completion of the installation of such system to exceed eighty (80) days, provided that only sales occurring after December 31, 2022 will be included for purposes of any future Test Date calculations following the Closing Time; or (ii) fail to maintain in full force and effect, certificates of insurance, binders and policies of such types and in such amounts and for such risks, casualties and contingencies as is reasonably adequate to insure their respective businesses against insurable losses, damages, claims and risks to, in connection with or relating to their respective businesses, properties, assets and operations, or as required by applicable Law or by any Material Contract;

iii.

in lieu of existing Schedule 13.02 to the LLCA, Schedule 13.02 to the LLCA shall be deemed to not include the third bullet point on such schedule (i.e., the obligation to hire an attorney to act as General Counsel);

iv.	in lieu of existing Schedule K to the LLCA, Schedule K to the LLCA shall be deemed to not include the names of Carl Jasper, Rachel Messer and Shane Messer; and

v.	in lieu of the instances of the name “Albert Luu” throughout the LLCA, all such references shall be deemed replaced with the name “Brian Wuebbels”; and

f.

Acquiror shall deliver, within thirty (30) days of the end of each calendar month, to CRSEF a financial and operating report regarding the performance of Acquiror, Complete Solar and CS Solis in the form of attached Exhibit C.

3. Acknowledgement and Release. Acquiror, Complete Solar and CS Solis, for themselves and each of their Covered Persons (as such term is defined in the LLCA), hereby (i) except as set forth in Section 4, acknowledges and agrees that CRSEF has not, by execution of this Consent or otherwise, waived, released, relinquished or compromised, in whole or in part, any of its rights, remedies or defenses under the LLCA, the Carlyle Board Observer Agreement or the Carlyle Warrant Agreement or otherwise and that CRSEF reserves to itself the right to require strict performance of each provision of the LLCA, the Carlyle Board Observer Agreement or the Carlyle Warrant Agreement by each counterparty thereto; (ii) as of the date hereof, the time upon which the Consent Conditions are satisfied and as of the Closing Time, to the greatest extent permitted by applicable law, unconditionally releases and forever discharges CRSEF and all of its Covered Persons from all Claims (as such term is defined in the LLCA), known or unknown, fixed or contingent, that any of them or any of their respective Covered Persons may have against CRSEF or any of its Covered Persons; (iii) unconditionally acknowledges and agrees that it understands Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that if known by him or her, would have materially affected his or her settlement with the debtor or released party” and expressly waives and relinquishes all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to any claims it may have against CRSEF and (iv) unconditionally acknowledges and agrees that the indemnification obligations of CS Solis under Sections 6.07(b) and 6.08(c) of the LLCA apply to any Claim brought by any third party against CS Solis and any of its Covered Persons (as defined in the LLCA) in connection with or as a result of this Consent, the Guaranty, the Escrow Agreement, or the Transaction.

4. Waiver. Subject to the satisfaction (or waiver in writing by CRSEF in its sole discretion) of the Consent Conditions at or before the Consent Condition Deadline and compliance by Acquiror, Complete Solar and CS Solis, respectively, with the covenants set forth in Section 2 hereof, CRSEF hereby waives any and all Material Breaches (as such term is defined in the LLCA) or breaches under the Carlyle Board Observer Agreement or Carlyle Warrant Agreement and any remedies it may have in respect thereof that (a) may have occurred prior to the date hereof and (b) of which Andrew Kapp or Justin Kwan have actual knowledge as of the date hereof. Other than the waiver set forth in this Section 4, CRSEF reserves to itself all of its rights, remedies and defenses under the LLCA. Any waiver of rights remedies and defenses other than as set forth in this Section 4 may be accomplished only by a written instrument duly executed by CRSEF.

5. Breach & Remedies. Breach by Acquiror, Complete Solar or CS Solis of their respective (x) representations and warranties set forth in Section 6 below or (y) covenants under this Consent shall constitute a Material Breach under the LLCA. From and after the occurrence of a Material Breach under the LLCA after the date hereof, (a) notwithstanding anything to the contrary in the Escrow Agreement or Section 2(c), (i) prior Net Investment Amount Reduction Payments governed by Sections 2(c)(i), 2(c)(ii) and 2(c)(iii) shall be treated as reductions to the Revised Net Investment Amount by an amount equal to the product of the amount of Net Investment Amount Reduction Payments actually received by CRSEF and 100/130 rather than 100/116, 100/120 or 100/125, as applicable, and (ii) the respective references in Sections 2(c)(i), 2(c)(ii) and 2(c)(iii) to 100/116, 100/120 and 100/125 shall prospectively be deemed to be references to 100/130; and (b) CRSEF shall be entitled to (i) compel the release of the balance of the Deposit, if any and (ii) exercise all rights, remedies and defenses available to it under and in connection with the LLCA (including, without limitation, the Trigger Event Rights (as such term is defined in the LLCA)), the Guaranty, the Escrow Agreement and all documents executed in connection therewith.

6. Representations and Warranties. Acquiror, Complete Solar and CS Solis represent and warrant to CRSEF solely with respect to Acquiror, Complete Solar and CS Solis, and CRSEF represents and warrants to each of Acquiror, Complete Solar and SC Solis solely with respect to CRSEF, as of the date hereof, as follows:

a.

such party is duly incorporated, organized, or formed (as applicable), validly existing, and in good standing under the law of the jurisdiction of its incorporation, organization, or formation; duly qualified and in good standing in the jurisdiction of its principal place of business, if different from its jurisdiction of incorporation, organization, or formation; and has full power and authority to execute and deliver this Consent and to perform its obligations hereunder, and all necessary actions by and consents of the board of directors, stockholders, managers, members, partners, trustees, beneficiaries, or other applicable persons necessary for the due authorization, execution, delivery, and performance of this Consent by such party have been duly taken or obtained;

b.

such party has duly executed and delivered this Consent and this Consent constitutes the valid and binding obligation of party, enforceable against such party in accordance with its terms (except as may be limited by bankruptcy, insolvency, or similar laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity);

c.

such party’s authorization, execution, delivery, and performance of this Consent does not and will not (i) conflict with, or result in a breach, default, or violation of, or result in a default or the creation of a lien, claim or encumbrance, or give rise to any right of termination, cancellation, or acceleration of any of the terms, conditions or provisions of (A) the organizational documents of such party, (B) any material contract to which such party is a party or by which it or its assets are bound, or (C) any law or arbitral award to which such party is subject in any material respect; or (ii) require any consent, approval, or authorization from, filing or registration with, or notice to, any governmental authority or other person or entity, other than as have already been obtained; and

d.	solely in the case of CRSEF, CRSEF has not Disposed (as such term is defined in the LLCA) of any portion of its Class B Units or Membership Interest (as such terms are defined in the LLCA).

7. Miscellaneous.

a.

All notices, requests, or consents provided for or permitted to be given under this Consent must be in writing and must be delivered to the recipient by electronic mail (a copy of which may be delivered in person or by courier or mail). A notice, request, or consent given under this Consent is effective on receipt by the applicable party. All notices, requests, and consents to be sent to a party must be sent to the following addresses or such other address as that party may specify by notice to the parties:

CRSEF:

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

Attn: Justin Kwan

Email: justin.kwan@carlyle.com

Acquiror:

14 Wall Street, 20th Floor

New York, NY 10005

Attn: Adam Gishen

Email: ag@FreedomAc1.com

Complete Solar:

45700 Northport Loop E

Fremont, CA 94583

Attn: William Anderson

Email: will@completesolar.com

CS Solis:

45700 Northport Loop E

Fremont, CA 94583

Attn: William Anderson

Email: will@completesolar.com

b.	Neither this Consent, nor any party’s rights or obligations hereunder, may be assigned or delegated to any other person or entity.

c.	This Consent may be amended or restated only by a written instrument executed by each of the parties hereto.

d.

This Consent, together with the Carlyle Board Observer Agreement, Carlyle Warrant Agreement and LLCA (and each other agreement required hereby and thereby) constitutes the entire agreement of the parties relating to the transactions contemplated hereby and supersedes all provisions and concepts contained in all prior agreements. In the event of any conflict between the express terms of this Consent and the LLCA, this Consent shall control.

e.	This Consent shall be deemed “Confidential Information” as such term is defined in, and for purposes of, the LLCA.

f.

Except as otherwise provided in this Consent, a waiver or consent, express or implied, to or of any breach or default by any party hereto in the performance by that party of its obligations hereunder is not a consent or waiver to or of any other breach or default in the performance by that party of the same or any other obligations of that party with respect to its obligations hereunder. Except as otherwise provided in this Consent, failure on the part of any party hereto to complain of any act of any party or to declare any party in default with respect to its obligations hereunder, irrespective of how long that failure continues, does not constitute a waiver by that party of its rights with respect to that default until the applicable statute of limitations has run.

g.

Each of Section 13.06, Section 13.07 and Section 13.11 of the LLCA shall apply to this Consent, mutatis mutandis, construing this Consent as the “Agreement” and construing each party hereto as a “Member”.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Consent to Business Combination Agreement to be executed as of the date first written above.

FREEDOM ACQUISITION I CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

COMPLETE SOLARIA, INC. (F/K/A COMPLETE SOLAR HOLDING CORPORATION)

By:	/s/ William J. Anderson
Name:	William J. Anderson
Title:	Chief Executive Officer

CS SOLIS LLC

By:	/s/ William J. Anderson
Name:	William J. Anderson
Title:	Manager

IN WITNESS WHEREOF, the parties hereto have caused this Consent to Business Combination Agreement to be executed as of the date first written above.

CRSEF SOLIS HOLDINGS, L.L.C.
By: Carlyle CRSEF Solis Aggregator, S.C.Sp., its managing member

By: CRSEF Managing GP, L.P., its general partner
By: CRSEF GP, L.L.C., its general partner

By:	/s/ Sanket Patel
Name:	Sanket Patel
Title:	Authorized Person

By: CRSEF Lux GP S.à.r.l., its general partner

By:	/s/ William Cagney
Name:	William Cagney
Title:	Manager

By:	/s/ Estell Beyl Vodouhe
Name:	Estelle Beyl Vodouhe
Title:	Manager

EXHIBIT A

FORM OF AMENDED AND RESTATED WARRANT

[See attached.]

EXHIBIT B

FORM OF GUARANTY

[See attached.]

EXHIBIT C

FORM OF MONTHLY REPORT

[See attached.]

Exhibit 99.1

Complete Solaria, Freedom Acquisition I Corp., CS

Solis LLC and CRSEF Solis Holdings, L.L.C. Enter

into Consent to Business Combination Agreement in

Support of Proposed Business Combination

FREMONT, CA (July 10, 2023) – Complete Solaria, Inc. (“Complete Solaria”), a leading solar technology, services, and installation company, Freedom Acquisition I Corp. (“Freedom”) (NYSE: FACT), a publicly traded special purpose acquisition company, CS Solis LLC, a Delaware limited liability company, and CRSEF Solis Holdings, L.L.C., a Delaware limited liability company, today announced they have entered into a consent agreement related to the proposed business combination between Complete Solaria and Freedom. For further information, please refer to the supplement to the proxy statement/prospectus in connection with the proposed business combination, which can be accessed via the website of the U.S. Securities and Exchange Commission’s (the “SEC”) at: https://www.sec.gov/Archives/edgar/data/1838987/000119312523184156/d532137d424b3.htm.

Shareholder Vote

The extraordinary general meeting of Freedom’s shareholders (the “Special Meeting”) to approve the proposed business combination between Complete Solaria and Freedom is scheduled to be held on July 11, 2023 at 10:00 a.m. Eastern Time via a virtual meeting format at https://www.cstproxy.com/freedomac1/sm2023. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close and shares of common stock and warrants of the combined entity will commence trading shortly thereafter on the Nasdaq Stock Market under the new symbols “CSLR” and “CSLR.WS”, respectively, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every shareholder’s vote is important, regardless of the number of shares held. Accordingly, Freedom requests that each shareholder complete, sign, date and return a proxy card (or cast their vote by telephone or internet as provided on each proxy card) as soon as possible and, if by internet, no later than 11:59 p.m. Eastern Time on July 10, 2023, to ensure that such shareholder’s shares will be represented at the Special Meeting. Shareholders who hold shares in “street name” through a broker, bank or other nominee should contact their broker, bank or nominee to ensure that their shares are voted at the Special Meeting.

If any Freedom shareholder does not receive the definitive proxy statement/prospectus, as supplemented (the “Proxy Statement”), in connection with the proposed business combination, such shareholder should (i) confirm their Proxy Statement’s status with their broker or (ii) contact Morrow Sodali LLC, Freedom’s proxy solicitor, for assistance via e-mail at FACT.info@investor.morrowsodali.com or toll-free call at 800-662-5200. Banks and brokers can call Morrow Sodali LLC at 203-658-9400.

About Complete Solaria

Complete Solaria is a solar company with unique technology and an end-to-end customer offering, which is expected to include financing, project fulfilment, and customer service, allowing it to sell more products across more markets and enable more options for customers wishing to make the switch to a more energy-efficient lifestyle. To learn more, visit: https://www.completesolaria.com.

About Freedom

Freedom is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Freedom is led by Executive Chairman Tidjane Thiam, who previously served as CEO of Credit Suisse and Prudential. Senior management of Freedom also includes Chief Executive Officer Adam Gishen and Edward Zeng, a proven entrepreneur with a strong track record of creating value for investors across financial services, technology and energy transition sectors. To learn more about Freedom, visit www.freedomac1.com.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Important Information and Where to Find It

This press release relates to proposed transactions involving Complete Solaria and Freedom. Freedom has filed a registration statement on Form S-4 (the “Registration Statement”), which was declared effective by the SEC on June 30, 2023 and which includes a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. The proxy statement/prospectus has been mailed to shareholders as of the record date established for voting on the proposed business combination between Freedom and Complete Solaria. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Freedom’s shareholders in connection with the proposed business combination between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination between Freedom and Complete Solaria are contained in the proxy statement/prospectus pertaining to the proposed transaction when available at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between Freedom and Complete Solaria. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investor Relations – Complete Solaria

Sioban Hickie, ICR, Inc.

CompleteSolariaIR@icrinc.com

Public Relations – Complete Solaria

Doug Donsky, ICR, Inc.

CompleteSolariaPR@icrinc.com

Investor Relations – Freedom

Adam Gishen, Freedom Acquisition l Corp.

ag@freedomac1.com

Public Relations – Freedom

Andy Smith, Powerscourt (U.K.)

andy.smith@powerscourt-group.com

Exhibit 99.2

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269674

PROXY STATEMENT/PROSPECTUS SUPPLEMENT NO. 1

(To the Proxy Statement/Prospectus dated June 30, 2023)

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF

FREEDOM ACQUISITION I CORP.

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR

28,636,236 SHARES OF COMMON STOCK AND

14,891,667 WARRANTS OF

FREEDOM ACQUISITION I CORP.

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF

DELAWARE, WHICH WILL BE RENAMED COMPLETE SOLARIA, INC. IN CONNECTION WITH

THE DOMESTICATION DESCRIBED HEREIN)

This proxy statement/prospectus supplement (this “Supplement”) supplements the proxy statement/prospectus dated June 30, 2023 (the “proxy statement/prospectus”) that was mailed by Freedom Acquisition I Corp., a Cayman Islands exempted company (“FACT”), to its shareholders on or about June 30, 2023 in connection with the proposed business combination among FACT, Jupiter Merger Sub I Corp., a Delaware corporation and wholly-owned subsidiary of FACT (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of FACT (“Second Merger Sub”), Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation), a Delaware corporation (“Complete Solaria”), and The Solaria Corporation, a Delaware corporation and a wholly-owned indirect subsidiary of Complete Solaria (“Solaria”). The purpose of this Supplement is to supplement the proxy statement/prospectus with certain information as indicated herein. Capitalized terms used in this Supplement and not otherwise defined herein have the meanings specified in the proxy statement/prospectus.

This Supplement is not complete without the proxy statement/prospectus. This Supplement should be read in conjunction with the proxy statement/prospectus, which in turn should be read in its entirety, and this Supplement is qualified by reference thereto, except to the extent that the information in this Supplement updates or supersedes the information contained in the proxy statement/prospectus.

The proxy statement/prospectus provides shareholders of FACT with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We encourage you to read the entire proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors ” beginning on page 69 of the proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This Supplement is dated July 10, 2023.

Carlyle Consent to Business Combination Agreement

As disclosed in the proxy statement/prospectus, in February 2022, Complete Solaria received an investment from CRSEF. The investment was made pursuant to a subscription agreement, under which CRSEF contributed $25.6 million in exchange for 100 Class B Membership Units of CS Solis LLC, a Delaware limited liability company (“CS Solis”). The Class B Membership Units are mandatorily redeemable by Complete Solaria on the three-year anniversary of the effective date of the CS Solis amended and restated LLC agreement. The Class B Membership Units accrue interest that is payable upon redemption at a rate of 10.5% which is accrued as an unpaid dividend, compounded annually, and subject to increases in the event Complete Solaria declares any dividends.

On July 9, 2023, FACT, Complete Solaria, CS Solis and CRSEF entered into a Consent to Business Combination Agreement (the “CRSEF Amendment”) in connection with the Business Combination Agreement, pursuant to which FACT and Complete Solaria plan to consummate the Business Combination.

Pursuant to the CRSEF Amendment, CRSEF provided its conditional consent to the Business Combination, subject to the satisfaction of certain conditions, which include, among other things: (i) to the extent at least $30,000,000 in funds are available at the Closing of the Business Combination in connection with (a) any issuance by FACT of equity securities in a private placement (including any FACT PIPE Investment) and (b) the balance held in the Trust Account after giving effect to FACT Public Shareholder redemptions (collectively and without duplication, such value the “deSPAC Proceeds”), CS Solis’s full, final and indefeasible payment to CRSEF, and CRSEF’s receipt (as confirmed by CRSEF in writing), of cash in an amount equal to the lesser of (1) $5,000,000 and (2) the difference between the amount of deSPAC Proceeds and $30,000,000, and (ii) a future payment obligation shall have been established for the benefit of CRSEF whereby all of the following has occurred as of Closing: (a) CS Solis has deposited not less than $10,000,000 into a third-party escrow account held by a commercial bank satisfactory to CRSEF and (b) the parties have entered into an escrow agreement providing for release of such $10,000,000 to CRSEF upon certain events described therein. In addition, pursuant to the CRSEF Amendment, Complete Solaria and CS Solis agreed to certain restrictive covenants, including revenue, backlog and minimum cash requirements. As of the date of this Supplement, Complete Solaria remains in compliance with all such applicable covenants pursuant to the CRSEF Amendment. See the section of the proxy statement/supplement titled “Risk Factors—Complete Solaria may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund operations and make adequate capital investments as planned due to the general economic environment and any market pressure that would drive down the average selling prices of solar power products, among other factors.”

Sources and Uses of Funds for the Business Combination

The sources and uses for funding the transactions contemplated by the Business Combination Agreement, as summarized in the section of the proxy statement/prospectus titled “Summary of the Proxy Statement/Prospectus—Sources and Uses of Funds for the Business Combination”, shall be changed to include the applicable payments contemplated in the CRSEF Amendment.